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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 24, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

Letter from the Chairman

August 24, 2004

Dear Shareholder

Western Silver announced, in June, the discovery of further high-grade gold and silver mineralization in Diamond Drill Holes WC-121, 128, and 129 in the Penasco zone of its wholly owned Penasquito property in central Mexico. This followed drill results released in May where some gold intercepts at Penasco were bonanza-grade. Recent diamond drilling is intended to determine the extent of elevated gold values in the northeastern portion of the Outcrop breccia and we anticipate that we will be in a position to announce these results shortly.

The Penasco zone is located within the eastern half of the Outcrop breccia pipe, about 1.5 kilometers northwest of the company's Chile Colorado deposit. Sufficient diamond drilling has now been completed within this zone to calculate a measured, indicated and inferred resource.  We anticipate that we will be in a position to announce these results by the end of September.  M3 Engineering concluded in a pre-feasibility study earlier this year that Chile Colorado alone was one of the largest undeveloped, bulk-mineable silver deposits in the world. It is our intention to integrate Penasco, together with Chile Colorado, into the full feasibility study to be released next year.

For the past three months, the Company has drilled approximately 20,000 meters with four drill rigs operating almost continuously at Penasco.  The aim has been to conduct sufficient drilling to be able to determine the spatial extent of silver-gold-zinc-lead mineralization; and, to estimate a proven and probable reserve of the area. The drill program has been running on schedule. After a short break, drilling commenced today specifically to determine the vertical and lateral extent of the recently discovered high-grade gold zone.

In the coming months our exploration efforts will focus on the NE Chile Colorado Zone and other untested targets on the Penasquito property.

The Company also has a 100%-interest in the Carmacks copper deposit in the Yukon, Canada, and a minority interest in the world-class San Nicolas massive-sulfide deposit in central Mexico together with Teck Cominco. The recent strong trend in the price of metals, and copper in particular, has enabled us to refocus on these projects. At Carmacks, the Company has been in discussions with the Yukon government about expediting the permitting process. We are pleased with the progress that has been made in this area. We are also working on updating an earlier feasibility/basic engineering study completed by SNC Lavalin in 1997. The Company is also examining options of moving forward at San Nicolas.

As we systematically progress, we believe we are uncovering a district-scale mineral system on the 147-square mile Penasquito property with much potential yet to be discovered. Together with Carmacks and San Nicolas, we believe our portfolio of development projects will continue to add value for all shareholders.

Sincerely

F. Dale Corman

Chairman and CEO

Western Silver Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial position of Western Silver Corporation ("Western" or the "Company") and the results of operations for the three and nine month periods ended June 30, 2004 and 2003 are to be read in conjunction with the unaudited consolidated financial statements and related notes for the periods then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company, except as described in note 3(c).These statements together with the following management's discussion and analysis, dated August 19, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. Additional information on the Company can be found in the Company's Annual Information Form ("AIF"), filed in form 20F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

Overview

The Company is a Canadian based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Penasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district with significant exploration upside. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

A resource calculation by SNC-Lavalin Engineers and Constructors Inc. ("SNC-Lavalin") in March 2004, established the Chile Colorado zone at Penasquito as one of the world's largest bulk mineable silver resources. It is estimated to contain an in situ and undiluted measured and indicated mineral resource of 148.7 million tonnes grading 34.3 g/t silver, 0.34 g/t gold, 0.29% lead and 0.84% zinc, using a US$3.75 per tonne net smelter return cutoff. SNC-Lavalin also identified additional inferred resources of 44.9 million tonnes within and adjacent to Chile Colorado and 71.2 million tonnes in the Azul Breccia/Azul NE area immediately to the north. A pre-feasibility study by M3 Engineering and Technology ("M3") completed in March 2004 indicated an after tax Internal Rate of Return, based on 100% equity, of 15.3% using metal prices of US$5.50 per ounce silver, US$350 per ounce gold, US$0.45 per pound zinc and US$0.30 per pound lead. The study projected a mine life of 13.5 years using a production rate of 20,000 tonnes per day with indicated potential metal recoveries of 103 million ounces of silver, 626,000 ounces of gold, 835,000 tonnes of zinc and 287,000 tonnes of lead. Payback of initial capital investment will be realized in 4.9 years, based on the above assumptions.

The Company commenced a 40,000 meter drill program during February of 2004 in areas outside the Chile Colorado zone. The objectives of the program were to estimate the mineral resource at the Penasco zone, also known as the Outcrop Breccia, evaluate the high grade intersection at La Palma in the northeast region of Penasquito, evaluate the significance of the property's El Sotol and El Chamisal discoveries, and complete delineation drilling at Penasquito's Azul NE and Luna Azul Zones. As at June 30, 2004, 29,000 meters of the planned 40,000 meter drill program has been completed.

The results of the latest drilling at Penasco include:

  Delineation of a large mineralized zone at Penasco, located 1.5 kilometres northwest of Chile Colorado. The Penasco zone underlies the entire eastern half of the outcrop breccia pipe covering an area 600 meters east-west by 700 meters north-south. Mineralization remains open at depth and extends in excess of 500 meters below surface.

  Identification of a high-grade gold mineralization within the Penasco zone. Hole WC-112 contains two high-grade gold intercepts, including 10 metres averaging 35.74 grams per tonne, (1.15 ounces per ton) and 8 metres averaging 26.7 grams per tonne, (0.86 ounces per ton);

  Discovery of shallow gold-silver oxide mineralization offering the potential for mining and heap leach processing early in the project development, thereby providing an opportunity to improve project returns.

Outlook

During 2004, Western continues to focus its exploration efforts on its Penasquito project in Zacatecas State, Mexico. Over the next twelve months the Company's objectives relating to the Penasquito project include:

  Releasing a resource estimate on the Penasco zone;

  Maximizing the resources at the Penasco zone and Azul NE zone in the measured and indicated category;

  Evaluating the potential of the La Palma, El Sotol and El Chamisal zones;

  Evaluating the oxide potential at Chile Colorado and Penasco;

  Evaluating the deep underground gold potential of the Penasco zone;

  Completing a feasibility study for the Chile Colorado and Penasco zones, combined.

SNC-Lavalin completed an updated resource estimate early in 2004 for Chile Colorado from in-fill drilling conducted in the last quarter of 2003. M3, the company that completed a pre-feasibility study in March 2004 for Chile Colorado using SNC-Lavalin's new resource calculation and updated cost figures and metal prices, has now commenced a feasibility study for Chile Colorado and Penasco which is expected to be completed by mid 2005.

Work on the Environmental Impact Statement, also by M3, which will include permitting issues, is progressing well and is scheduled for completion by mid 2005. Base line studies were initiated in July 2003 and will form part of an environmental impact study that will be incorporated in the final feasibility study.

Western is examining ways of optimizing its minority interest in the San Nicolas massive sulphide deposit in Zacatecas, Mexico.

Because of higher copper prices, Western is reviewing its 100%-owned Carmacks oxide copper project in the Yukon, Canada. The Company is reassessing its 1997 feasibility study with a view to moving the project forward.

Selected Third Quarter Financial and Operating Information

	Three months Ended June 30,		Nine months Ended June 30,		Year Ended September 30,
	2004	2003	2004	2003	2003
	$	$	$	$	$

Loss for the period	1,478,756	331,046	4,302,997	1,078,178	1,839,981
Loss per share	0.04	0.01	0.11	0.03	0.06
Total assets	60,161,770	42,989,616	60,161,770	42,989,616	42,654,402
Working capital	14,063,770	1,448,899	14,063,770	1,448,899	2,066,669
Exploration expenditures	1,745,157	1,997,448	5,011,235	3,850,874	5,791,029

Results of Operations

The Company's net loss for the three months ended June 30, 2004 was $1,478,756, or $0.04 per share, compared to a net loss of $331,046, or $0.01 per share, for the three months ended June 30, 2003. The increase of $1,147,710 in the 2004 loss over 2003 is mainly attributable to:

1)

Increased employee stock-based compensation of $1,085,550, recorded and expensed in 2004 in accordance with changes in Canadian generally accepted accounting principles ("GAAP") relating to the expensing of stock-based compensation. Prior to fiscal 2004 and in accordance with GAAP at that time, the Company did not expense the fair value of stock options granted to employees and directors. The fair value of stock options grants is determined based on the Black-Scholes option pricing model.

2)

Increases in office and administration, and promotion and travel totaling $135,501 in 2004, arising from the Company being listed on the American Stock Exchange ("Amex"), and the associated increase in investor relations activities, and from an increase in staffing, printing, communications and insurance.

The Company's net loss for the nine months ended June 30, 2004 was $4,302,997 or $0.11 per share, compared to a net loss of $1,078,178 or $0.03 per share for the nine months ended June 30, 2003. The increase of $3,224,819 is mainly attributed to an increase in employee stock-based compensation of $2,986,863 and increases in office and administration and promotion and travel totaling $333,778.

Mineral Properties and Related Deferred Costs

Mineral property expenditures during the three months ended June 30, 2004 were $1,745,157, which was comparable to the three months ended June 30, 2003. Of the total mineral property expenditures, $554,119 related to the Penasquito pre-feasibility study and feasibility study, jointly referred to as the feasibility studies. The remaining $1,191,038 related to property payments and exploration expenditures, which included a large scale drilling program on the Penasquito property.

Mineral property expenditures during the nine months ended June 30, 2004 of $5,011,235 exceeded those of the nine months ended June 30, 2003 by $1,160,361. The increase was due to increased drilling and assaying costs on Penasquito of $1,401,327, an increase in project costs relating to the feasibility studies of $842,329, partially offset by a decrease in property payments of $1,013,553, due mainly to the final property payment of $1,019,863 being paid in June 2003.

Of the total amount of $5,011,235 spent on acquisition, exploration and feasibility studies during the nine months ended June 30, 2004, 96% was spent on the Penasquito project. Principal Penasquito expenditures include drilling and assaying expenditures ($2.87 million), feasibility expenditures ($1.02 million), consulting fees relating to exploration ($300,000), property payments ($102,000), geological fees relating to exploration ($178,000), and office and miscellaneous expenditures ($172,000).

On April 13, 2004, the Company announced the completion of the pre-feasibility study on Penasquito's Chile Colorado deposit. The Company expects to continue with an active exploration program for the remainder to 2004 including the preparation of a feasibility study for the Chile Colorado and Penasco deposits, which began in April 2004 and is expected to be completed by mid 2005.

Summary of Quarterly Results

The following table summarizes selected quarterly financial results from the previous eight quarters. The Company's quarterly results have varied significantly over this period as a result of factors as described below.

Quarter ending date	Net loss for the Quarter	Loss per share	Exploration Expenditures	Total Assets
	$	$	$	$
June 30, 2004	1,478,756	0.04	1,745,157	60,161,770
March 31, 2004	2,416,947	0.06	1,590,631	59,044,896
December 31, 2003	407,294	0.01	1,675,447	55,300,449
September 30, 2003	761,803	0.02	1,940,155	42,654,402
June 30, 2003	331,046	0.01	1,997,448	42,989,616
March 31, 2003	493,268	0.02	808,205	41,632,793
December 31, 2002	253,864	0.01	1,045,221	39,905,557
September 30, 2002	(116,071)	0.00	2,799,367	38,774,466

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include:

  Stock based compensation expense of $1,127,725 being recorded on June 30, 2004, and $1,855,997 being recorded on March 31, 2004, both as a result of the issuance of new stock options to directors and employees;

   Promotion and travel being greater by $95,248 during the quarter ended March 31, 2004 due to the hiring of additional investor relations support;

  Stock based compensation expense of $269,257 being recorded on September 30, 2003;

  Mineral properties being written off in September 30, 2003 totaling $329,503;

  Consulting fees being greater by $133,184 during the quarter ended September 30, 2003 due to additional costs of applying for the new listing on the American Stock Exchange.

  Settling amounts owing by $258,577 in favor of the Company during the quarter ended September 30, 2002.

Capital Stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,570,950
Pursuant to the exercise of share purchase warrants	1,842,500	4,051,600
Pursuant to the exercise of stock options	1,357,000	2,705,160
Transfer of value on exercise of stock options	-	181,652

Balance at June 30, 2004	40,783,581	77,573,377

Pursuant to the exercise of share purchase warrants	327,500	1,310,000
Pursuant to the exercise of stock options	80,000	240,500

Balance at August 19, 2004	41,191,081	79,123,877

Liquidity and Capital Resources

The Company's working capital at June 30, 2004 was $14.06 million compared to working capital of $2.07 million at year-end September 30, 2003. The working capital figures included cash and cash equivalents of $14.80 million at June 30, 2004 and $2.74 million at year-end September 30, 2003. The increase in cash was due mainly to an equity financing completed in December, 2003, and the exercising of share warrants and share options.

Financing Activities

During the three months ended June 30, 2004, the Company received $917,500 from the exercise of 361,000 share purchase warrants, at prices ranging from $1.00 to $5.78 per share, and $302,310 from the exercise of 89,500 share purchase stock options, at prices ranging from $1.00 to $4.33 per share.

During the nine months ended June 30, 2004, the Company received $4.05 million from the exercise of 1,842,500 share purchase warrants, at prices ranging from $1.00 to $5.78 per share, and $2.71 million from the exercise of 1,357,000 share purchase stock options, at prices ranging from $1.00 to $4.60 per share.

On December 16, 2003, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share, for gross proceeds of $12.36 million. A portion of this capital will provide the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

Investing Activities

The Company spent $1.75 million on acquisition, exploration and feasibility studies during the three months ended June 30, 2004, ($5.01 million during the nine months ended June 30, 2004) 96% of which was spent on the Penasquito project.

The Company expects to continue with an active exploration program for the remainder of 2004 including the preparation of a feasibility study for the Penasquito and Penasco deposits, which began in April 2004 and is expected to be completed by mid 2005. On April 13, 2004, the Company announced the completion of the pre-feasibility study on the Chile Colorado deposit.

Long Term Contractual Obligations

During the period ended June 30, 2004, the Company entered into a rental agreement with a company owned by a director of Western, for sublease of office space, including furniture and equipment. The agreement expires June 30, 2007, with the fees determined at market rates. During the nine months ended June 30, 2004, Western paid a total of $52,509 to this company. The amounts committed are as follows:

Contractual Obligations as at June 30, 2004	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Rental Agreement	$290,302	$96,767	$193,535	-	-

Total Contractual Obligations	$290,302	$96,767	$193,535	-	-

Risk and Uncertainties

Risk Capital

Western is an exploration stage corporation with insufficient revenue to meet its yearly capital needs. Western has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, management of Western believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the ability of Western to obtain necessary permits and financing to successfully place the property in production and upon future profitable production.

Although some of the expenditure required at its Mexican projects in the future may be met by third parties, Western will need to raise substantial additional funds to finance the development of its Mexican properties.

Title to Mineral Properties

Western's mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute Western's title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements

Western is currently operating mainly in Mexico and is thereby subject to that country's various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices

The value of the Company's properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. Although prices for these metals improved in the twelve months to March 31, 2004, there is no guarantee that these prices will remain at levels required to make development of any given property feasible.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. The accounting policies in relation to mineral policies are set out in full in the annual financial statements.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Another significant estimate relates to accounting for stock based accounting. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Changes in Accounting policies

During the nine months ended June 30, 2004, the Company adopted the standard relating to the CICA amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments". The new amendments require an expense to be recognized in financial statements for all forms of stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world precious metals markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Sincerely,

R. Joseph Litnosky

Vice President, Finance

Western Silver Corporation

(an exploration stage company)

Consolidated Financial Statements

June 30, 2004

(Unaudited)

Western Silver Corporation

(an exploration stage company)

Consolidated Balance Sheets

As at June 30, 2004 and September 30, 2003 (unaudited)

(expressed in Canadian dollars)

	June 30, 2004 $	September 30, 2003 $
Assets

Current assets
Cash and cash equivalents	14,795,221	2,744,038
Accounts receivable and prepaid expense	593,733	194,198

	15,388,954	2,938,236

Long-term investment	267,092	267,092

Plant, property and equipment - net of accumulated depreciation of $44,828 (2003 - $43,613)	47,254	1,839

Mineral properties and related deferred costs (note 2)	44,458,470	39,447,235

	60,161,770	42,654,402

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,325,184	871,567

Shareholders' Equity

Capital stock (note 3)	77,573,377	59,064,015

Value assigned to stock options (note 3)	3,116,643	269,257

Deficit	(21,853,434)	(17,550,437)

	58,836,586	41,782,835

	60,161,770	42,654,402

Basis of presentation (note 1)

"F. Dale Corman"

"Robert J. Gayton"

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the three and nine months ended June 30, 2004 and 2003 (unaudited)

(expressed in Canadian dollars)

		Three Months Ended June 30,		Nine Months Ended June 30,
	2004	2003	2004	2003
	$	$	$	$

General exploration expenditures	2,949	15,928	14,871	20,005

Administrative expenses
Accounting and legal	33,188	16,214	164,432	144,782
Capital taxes	-	9,551	-	9,551
Consulting	82,976	91,009	316,104	295,431
Depreciation	945	135	1,215	406
Filing and transfer fees	22,832	13,980	166,448	155,689
Foreign exchange	(12,259)	8,914	22,924	24,750
Miscellaneous	316	1,337	1,300	14,354
Office and administration	140,240	54,852	319,127	181,513
Promotion and travel	145,860	95,747	443,048	246,884
Stock based compensation	1,127,725	42,175	3,029,038	42,175

	1,541,823	333,914	4,463,636	1,115,535

Loss before other income	(1,544,772)	(349,842)	(4,478,507)	1,135,540

Other income
Interest income	66,016	18,796	175,510	57,362

Loss for the period	(1,478,756)	(331,046)	(4,302,997)	(1,078,178)

Deficit - Beginning of period	(20,374,678)	(16,457,588)	(17,550,437)	(15,710,456)

Deficit - End of period	(21,853,434)	(16,788,634)	(21,853,434)	(16,788,634)

Basic and diluted loss per common share	(0.04)	(0.01)	(0.11)	(0.03)

Weighted average number of common shares outstanding	40,615,202	33,763,602	38,542,455	32,575,435

	Western Silver Corporation (an exploration stage company) Consolidated Statements of Cash Flows For the three and nine months ended June 30, 2004 and 2003 (unaudited) (expressed in Canadian dollars)	Three Months Ended June 30,		Nine Months Ended June 30,
	2004	2003	2004	2003
	$	$	$	$

Cash flows provided by (used in)

Operating activities
Loss for the period	(1,478,756)	(331,046)	(4,302,997)	(1,078,178)
Items not affecting cash
Depreciation	945	135	1,215	406
Stock-based compensation	1,127,725	42,175	3,029,038	42,175

	(350,086)	(288,736)	(1,272,744)	(1,035,597)
Change in non-cash working capital items
Accounts receivable and prepaid expense	(368,382)	(47,715)	(399,535)	(222,561)
Accounts payable and accrued liabilities relating to operations	(36,993)	(123,381)	15,381	(263,780)

	(755,461)	(459,832)	(1,656,898)	(1,521,938)

Financing activities
Shares issued for cash - net of issue costs	1,219,810	1,392,499	18,327,710	5,266,838

Investing activities
Mineral properties and related deferred costs	(1,745,157)	(1,997,448)	(5,011,235)	(3,850,874)
Accounts payable and accrued liabilities	285,088	-	438,236	-
Capital assets	(14,380)	-	(46,630)	-
Exploration commitments	-	(49,832)	-	(178,313)
Restricted cash and securities	-	49,832	-	178,313

	(1,474,449)	(1,997,448)	(4,619,629)	(3,850,874)

Increase (decrease) in cash and cash equivalents	(1,010,100)	(1,064,781)	12,051,183	(105,974)

Cash and cash equivalents - Beginning of period	15,805,321	5,078,611	2,744,038	4,119,804

Cash and cash equivalents - End of period	14,795,221	4,013,830	14,795,221	4,013,830

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Shareholders' Equity

For the nine months ended June 30, 2004 and the year ended September 30, 2003 (unaudited)

(expressed in Canadian dollars)

		Common shares			Value	Total
	Number of shares	Amount $	Cumulative deficit $	assigned to stock options $	shareholders' equity $

Balance - September 30, 2002	30,984,048	51,460,577	(15,710,456)	-		35,750,121

During the year ended September 30, 2003
Issue of shares
Private placements	415,616	1,384,000	-	-		1,384,000
Exercise of warrants	2,303,417	3,367,636	-	-		3,367,636
Exercise of stock options	1,481,000	2,851,802	-	-		2,851,802
Options granted to consultants	-	-	-	269,257		269,257
Loss for the year	-	-	(1,839,981)	-		(1,839,981)

Balance - September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257		41,782,835

During the nine months ended June 30, 2004
Issue of shares
Private placements	2,400,000	11,570,950	-	-		11,570,950
Exercise of warrants	1,842,500	4,051,600	-	-		4,051,600
Exercise of stock options	1,357,000	2,705,160	-	-		2,705,160
Options granted/vested	-	-	-	3,029,038		3,029,038
Transfer of value on exercise of stock options	-	181,652	-	(181,652)		-
Loss for the period	-	-	(4,302,997)	-		(4,302,997)

Balance - June 30, 2004	40,783,581	77,573,377	(21,853,434)	3,116,643		58,836,586

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

Basis of preparation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company, except as described in note 3(c).

Mineral properties and related deferred costs

	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $	Costs incurred during current period $	Total costs to June 30, 2004 $

Mexico
Penasquito
Acquisition	12,630,766	1,241,246	-	13,872,012	112,002	13,984,014
Exploration	3,586,580	3,120,618	-	6,707,198	3,657,877	10,365,075
Feasibility studies	-	323,702	-	323,702	1,020,522	1,344,224

	16,217,346	4,685,566	-	20,902,912	4,790,401	25,693,313

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,236	-	-	2,424,236	39	2,424,275
San Nicolas	3,994,525	317,570	-	4,312,095	127,850	4,439,945
Tamara	1,849,259	-	-	1,849,259	-	1,849,259
Ramos	1,823,944	444,229	-	2,268,173	19,459	2,287,632

	11,981,636	761,799	-	12,743,435	147,348	12,890,783

San Jeronimo
Acquisition	633,795	7,959	-	641,754	-	641,754
Exploration	1,002,571	56,918	-	1,059,489	24,646	1,084,135

	1,636,366	64,877	-	1,701,243	24,646	1,725,889

Almoloya
Acquisition	-	25,443	-	25,443	43,393	68,836
Exploration	3,859	36,161	-	40,020	2,132	42,152

	3,859	61,604	-	65,463	45,525	110,988

El Pirul
Acquisition	11,067	6,300	(17,367)	-	-	-
Exploration	118,792	156,772	(275,564)	-	-	-

	129,859	163,072	(292,931)	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $	Costs incurred during current period $	Total costs to June 30, 2004 $
Naranjo
Exploration	16,643	19,929	(36,572)	-	-	-

Bacanora
Acquisition	-	3,555	-	3,555	3,315	6,870
Exploration	-	30,627	-	30,627	-	30,627

	-	34,182	-	34,182	3,315	37,497

Canada
Carmacks
Acquisition	4,000,000	-	-	4,000,000	-	4,000,000

	33,985,709	5,791,029	(329,503)	39,447,235	5,011,235	44,458,470

Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,570,950
Pursuant to the exercise of share purchase warrants	1,842,500	4,051,600
Pursuant to the exercise of stock options	1,357,000	2,705,160
Transfer of value on exercise of stock options	-	181,652

Balance at June 30, 2004	40,783,581	77,573,377

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

a)

The following summarizes the issuance of capital stock during the nine months ended June 30, 2004:

  The company received $4,051,600 from the exercise of 1,842,500 share purchase warrants at exercise prices ranging from $1.00 to $5.78 per share purchase warrant.

  The company received $2,705,160 from the exercise of 1,357,000 share purchase stock options at exercise prices ranging from $1.00 to $4.60 per share purchase stock option.

  On December 16, 2003 the company received net proceeds of $11,570,950 from the issuance of 2,400,000 shares through a private placement at $5.15 per share.

b)

Share purchase warrants

A summary of the company's warrants outstanding at June 30, 2004 and September 2003 and the changes for the periods then ended, is presented below:

	June 30, 2004	Weighted average exercise price $	September 30, 2003	Weighted average exercise price $

Balance outstanding - Beginning of period	2,070,000	2.31	4,350,340	1.80
Issued	240,000	5.78	23,077	0.80
Exercised	(1,842,500)	2.20	(2,303,417)	1.43

Balance outstanding and exercisable - End of period	467,500	4.53	2,070,000	2.31

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

Share purchase warrants outstanding and exercisable at June 30, 2004 are as follows:

Exercise price $	Warrants outstanding and exercisable at June 30, 2004	Average remaining contractual life (years)

4.00	327,500	0.05
5.78	140,000	0.46

	467,500	0.17

c)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. As at June 30, 2004, 2,823,500 options were outstanding and an additional 192,500 options were available for granting under the plans.

A summary of the company's options outstanding at June 30, 2004 and September 30, 2003 and the changes for the periods then ended, is presented below:

	June 30, 2004	Weighted average exercise price $	September 30, 2003	Weighted average exercise price $

Balance outstanding - Beginning of period	3,205,500	1.92	4,111,500	1.68
Granted	975,000	8.47	575,000	3.64
Exercised	(1,357,000)	1.99	(1,481,000)	1.93

Balance outstanding - End of period	2,823,500	4.14	3,205,500	1.92

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

Stock options outstanding and exercisable at June 30, 2004 are as follows:

Exercise price $	Options outstanding at June 30, 2004	Average remaining contractual life (years)

1.00 - 1.50	1,075,500	2.68
2.00 - 3.28	583,000	1.94
4.21 - 9.54	1,165,000	4.55

	2,823,500	3.30

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on stock options granted by the company is to be charged to the income statement, as the stock options become vested.  During the period ended June 30, 2004, the fair value of options granted which became vested was $3,029,038, which was charged to the income statement.

Value assigned to stock options	June 30, 2004	September 30, 2003
	$	$

Balance - beginning of period	269,257	-

Options granted to consultants	-	269,257
Options granted/vested	3,029,038	-
Transfer to capital stock on exercise of stock options	(181,652)	-

Balance - end of period	3,116,643	269,257

During the period ended June 30, 2003, the fair value of options granted which became vested was $358,877. The total amount was disclosed as pro-forma information only, and was not charged to the income statement.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model. The most recently calculated compensation expense was based on the following assumptions:

Average risk-free interest rate	3.28%
Expected dividend yield	-
Expected stock price volatility	70%
Expected option life in years	3.5

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options granted/vested during the year.

Contract commitments

During the period ended June 30, 2004, the Company entered into an agreement with a company owned by a director, for subleasing of office space. The agreement expires June 30, 2007. The total amount of payments due during the term of the agreement is $290,302, of which $96,767 is due during the first year, and the remaining $193,535 is due between year one and June 29, 2007.

Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the nine month period ended June 30, 2004 and the year ended September 30, 2003 were derived from interest income, which was earned in Canada.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

June 30, 2004 and September 30, 2003

(expressed in Canadian dollars)

The company's non-current assets by geographic location are as follows:

	June 30, 2004 $	June 30, 2003 $

Canada	4,314,346	4,269,066
Mexico	40,458,470	34,262,991

	44,772,816	38,532,057

Shareholder rights plan

On December 11, 2003 the board of directors of the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. The Plan was approved by the shareholders on March 4, 2004.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

The accompanying notes are an integral part of these consolidated financial statements.

August 24, 2004

TO:

BRITISH COLUMBIA SECURITIES COMMISSION

ONTARIO SECURITIES COMMISSION

TORONTO STOCK EXCHANGE

AMERICAN STOCK EXCHANGE

Dear Sirs:

RE:

WESTERN SILVER CORPORATION (the "Company")

We confirm that the following material was sent by pre-paid mail on August 24th, 2004 to the shareholders that appear on the supplemental mail list of the Company.

Quarterly Report and Financial Statements for the quarter ended June 30, 2004

In compliance with regulations made under the Securities Act, we are providing this information to you.

Yours truly,

WESTERN SILVER CORPORATION

"Nina Houghton"

Nina Houghton

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, F. Dale Corman, Chief Executive Officer for Western Silver Corporation certify that:

1.

I have reviewed the interim filings of Western Silver Corporation for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:  August 23, 2004

"F. Dale Corman"

F. Dale Corman

Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. Joseph Litnosky, Chief Financial Officer for Western Silver Corporation certify that:

1.

I have reviewed the interim filings of Western Silver Corporation for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:  August 23, 2004

"R. Joseph Litnosky"

R. Joseph Litnosky

Chief Financial Officer